Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES RECEIVES EXTENSION FOR FILING

SPOKANE, WA––May 25, 2007–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce that it has received a decision document granting an extension in time for the filing of a technical report in connection with disclosure made in its April 10, 2007 news release. The extension allows the technical report to be filed by June 25, 2007 instead of the original date of May 25, 2007.

Minera Andes currently has its independent qualified persons completing an independent technical report on the disclosure made in the April 10, 2007 news release, and plans to have this report filed by June 25, 2007.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine under construction for production and cash flow by mid-2007. Minera Andes is also exploring the Los Azules copper project in San Juan province, where exploration is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 166,300,767 issued and outstanding shares.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES DRILLS SIGNIFICANT COPPER AT LOS AZULES PROJECT, ARGENTINA

Spokane, Washington – May 31, 2007 – Minera Andes Inc. (TSX: MAI; US OTC: MNEAF) is pleased to report the discovery of additional high-grade copper at its Los Azules porphyry copper prospect in Argentina. The 2006-2007 field season program completed 11 drill holes totaling 3,714 meters in the copper target. Several holes ended in copper mineralization, including AZ-07-24D that bottomed in high-grade copper over 1 percent.

The enriched copper target currently identified at Los Azules is about 3.3 kilometers long and 0.9 kilometers wide (see attached map). The new core drilling (see Table 1) focused on the southern half of the enriched copper target on wholly owned Minera Andes lands in an area approximately 1,725 meters by 900 meters defined by current and prior drilling. Three holes within the central portion of the prospect intersected significant high-grade copper mineralization. Drill hole AZ-07-22 cut 138 meters of 0.62% copper, including 36 meters of 0.99% copper in the zone of strong chalcocite enrichment, and 102 meters of partial enrichent with 0.49% copper. Hole AZ-07-24D cut 154.2 meters of 0.54% copper including 36 meters of 0.80% copper in the zone of strong chalcocite enrichment, and 42 meters of 0.50% copper with moderate enrichment, and the last 44 meters contained 0.66% copper of mostly primary copper mineralization with the hole bottoming in 4.2 meters of 1.26% copper. Hole AZ-07-29B cut 90 meters of 0.71% copper with strong to moderate chalcocite enrichment. The mineralization is open to depth with all three holes ending in copper mineralization.

The exploration program at Los Azules is designed to define an inferred resource and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property. Approximately 50% of the necessary drilling has been completed to date and drilling will continue in the coming field season over the known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization as currently defined. The area to be drilled covers approximately 2,500 by 900 meters. Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south.

The engineering firm of Gustavson and Associates has been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The fieldwork was managed by Nivaldo Rojas and Associates under the supervision of Minera Andes’ technical staff.

Minera Andes’ President Allen V. Ambrose said, “As the drilling progresses it is exciting to see a core area of higher grade copper mineralization is starting to emerge. This zone extends 1.6 kilometers from AZ-07-24 northward to AZ-06-19 with these holes bottoming in plus 1% copper. All the holes in between these holes also ended in copper mineralization. We look forward to reporting on Los Azules and anticipate completing the remainder of the drilling in the coming field season so we can report a copper resource by mid next year.”

Seven additional holes were drilled to define the margins of the mineralized zone with values ranging from nil to 0.8% total Cu. Drill hole AZ-07-13A extends the known copper mineralization an additional 400 meters to the south. Holes AZ-06-21, AZ-07-23A, AZ-07-25, AZ-07-27A and AZ-07-28 intersected only short intervals of weak copper enrichment, while hole AZ-07-26 failed to reach bedrock and was abandoned. Hole AZ-07-15A, an attempt to re-drill hole AZ-06-15, was abandoned after advancing only a few meters into bedrock.

Two additional holes (for a total of 380 meters), drilled in high-level solfataric alteration several hundred meters east of the porphyry system on the Minera Andes ground, encountered only geochemically anomalous base metal and silver mineralization.

TABLE 1. SIGNIFICANT DRILLING RESULTS AT LOS AZULES, 2007

		Intersection			Total
Drill Hole	TD (m)	From (m)	To (m)	Interval (m)	Copper (%)
AZ-06-21 (core)	350	177	201	24	0.25
		219	237	18	0.29
		263	269	6	0.79
AZ-07-22 (core)	271.2	119	257	138	0.62
Includes:		119	155	36	0.99
Includes:		119	139	20	1.24
Includes:		155	257	102	0.49
Includes:		213	227	14	0.71
AZ-07-23A (core)	253.2	182	204	22	0.24
AZ-07-24D (core)	278.2	124	278.2	154.2	0.54
Includes:		124	160	36	0.80
Includes:		160	202	42	0.50
Includes:		202	234	32	0.34
Includes:		234	278.2	44.2	0.66
Includes:		234	254	20	0.74
Includes:		264	278.2	14.2	0.87
AZ-07-25 (core)	370.3	234	244	10	0.41
		288	292	4	0.76
		352	370.3	18.3	0.24
AZ-07-27A (core)	258.7	184	194	10	0.38
		202	236	34	0.26
AZ-07-13A (core)	397	215	331	116	0.30
		367	397	30	0.30
Includes:		375	391	16	0.38
Includes:		377	385	8	0.44
AZ-07-28	358.75	223	237	14	0.27
AZ-07-29B	226.85	126	216	90	0.71
Includes:		126	154	28	0.86
Includes:		170	204	34	0.92

In the copper zone eleven holes totaling 3,714 meters were drilled in the 2006-2007 campaign to depths of as much as 397 meters (1,278 meters was rotary drilling to bedrock and 2,436 was core drilling). The primary focus of the drilling was to test the grade and continuity of known leachable (chalcocite) copper mineralization identified in prior drill campaigns (see Table 2.). Drilling at Los Azules continues to encounter features typical of many porphyry copper systems. In the discovery zone a strongly leached cap rock extends from the subcrop to as much as 161 meters beneath the surface followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization.

In the previous 2005/2006 drilling campaign drilling tested mineralization on both Minera Andes’ lands and adjacent lands held by Xstrata Copper. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange:XTA.L and Zurich Stock Exchange: XTRZn.S). An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes. The Minera Andes and Xstrata Copper lands are subject to a letter of intent (see May 23, 2006 news release).

TABLE 2. SIGNIFICANT DRILLING RESULTS AT LOS AZULES, 1998 TO 2006

		Intersection			Total
Drill Hole	TD (m)	From (m)	To (m)	Interval (m)	Copper (%)
AZ-04-01 (core)	195	130	195	56	0.62
Includes:		150	192	36	0.82
AZ-04-02 (core)	330.5	164	304	140	0.38
Includes:		164	190	26	0.47
Includes:		230	304	72	0.42
AZ-04-04 (core)	300.8	162	282	120	0.54
Includes:		162	202	40	0.59
Includes:		236	282	46	0.64
AZ-04-07 (core)	168.8	96	152	56	0.44
Includes:		126	152	26	0.58
LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC)	250	61	250	189	0.44
Includes:		157	250	93	0.64
LA-08-98 (RC)	220	77	220	143	0.55
Includes:		103	220	117	0.61
LA-03-04 (RC)	226	94	226	132	0.40
Includes:		104	114	10	1.12
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83
Includes:
AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51
AZ-06-14 (core)	224.55	136	178	42	1.13
Includes:		136	158	22	1.40
AZ-06-17 (core)	183.5	66	183.5	117.65	0.63
Includes:		66	124	58	0.84
AZ-06-19 (core)	299.4	78.25	299.4	221.15	1.62
Includes:		78.25	116	37.75	2.22
Includes:		134	146	12	3.94
AZ-06-20 (core)	253.3	80	253.3	173.3	1.00
Includes:		80	98	18	1.69
Includes:		98	182	84	1.12

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. A full program of check analyses and sequential leach copper analyses is in progress.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine under construction for production and cash flow by mid-2007. Minera Andes is also exploring the Los Azules copper project in San Juan province, where drilling is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 166,305,767 issued and outstanding shares.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Rd., Suite A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

FORWARD-LOOKING STATEMENT –The Corporation’s results will be subject to known and unknown risks and uncertainties that may cause the Corporation’s actual results in future periods to differ materially from forecasted or anticipated results. Among those factors which could cause actual results to differ materially are the following: the risks inherent in mineral exploration and the mining industry, the Corporation’s needs for additional capital, and other risk factors listed from time to time in the Corporation’s public filings. In addition, the target as currently defined at Los Azules straddles lands owned by Minera Andes and lands held by Xstrata Copper and is subject to a non-binding letter of intent. Minera Andes is currently in negotiations with Xstrata Copper to complete a definitive joint venture agreement for the project. There can be no assurance that the parties will reach agreement to from a joint venture over their respective holdings at Los Azules.

2383000
2384000
6560000
6559000
6558000
N
200 100 0 200
Meters
LA-02-98
LA-09-98
LA-03-98
?
AZ-06-17
LA-05-98
LA-04-98
Hole ended in >1% Cu
LA_04_04
AZ-06-19
AZ-06-20
Enrichment blanket
LA_01_04
LA-16-98
LA-07-98
LA_02_04
LA 06-98
AZ-06-18
XSTRATA
MINERA ANDES
LA_03_04
LA-08-98
AZ-06-16
AZ-06-11
AZ-04.01
AZ-04-06
AZ-07-22
AZ-06-15
AZ-07-15A
AZ-07-27
AZ-07-27A
AZ-04-03
AZ-07-24
AZ-04-08
AZ-07-28
Hole ended in >1% Cu
AZ-04-07
AZ-06-10
AZ-06-14
AZ-07-23A
AZ-07-23
AZ-04-04
AZ-07-29
AZ-07-25
AZ-06-21
AZ-06-12
AZ-04-02
AZ-04-09
AZ-07-26
AZ-07-13A
AZ-06-13
AZ-04-05
BMG HOLES (RC)
XSTRATA HOLES (RC)
MINERA ANDES HOLES 2004 (core)
MINERA ANDES HOLES 2006 (core)
MINERA ANDES HOLES 2007 (core)
Holes ended in copper mineralization
Holes failed to reach target depth

Los Azules Porphyry Copper Project, San Juan, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: May 31, 2007